FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRISA’S new shares go public

PRISA refinances its debt till 2013

New stock floats in Spain and New York on December 3

Madrid, December 2, 2010

Spain's competition body, (CNMV) today approved the deal allowing the listing of shares and warrants of PRISA on both the New York and the Spanish Stock Exchanges, as a result of the approval of the merger with Liberty at the Extraordinary General Board Meeting, held on Saturday 27 November. PRISA has already received 650 million Euros, which will serve to restore the finances of the company and repay debt in the restructuring process agreed with creditor banks. These have signed a final bridge loan until May 2013.

PRISA's new shares both ordinary and convertible will be listed on the Spanish Stock Exchange Markets, and through ADRs (American Depositary Receipts) in the New York Stock Exchange (NYSE) from December 3, 2010. All subscription rights issued to shareholders of PRISA, prior to the operation with Liberty (Nov. 23), will be also listed on the Spanish Stock Exchange Markets not later than December 9, 2010.

Juan Luis Cebrián, chairman of the Executive Committee of the Board and Chief Executive Officer of PRISA, stressed the importance of the deal that "allows PRISA executives to focus their efforts on business development and on the transformation of the traditional business model into one that will integrate all units through digital technology. Furthermore, we are creating a multimedia platform that will enhance our product and service offering and match consumers with new digital content", he said.

"The financial support that Liberty is able to provide to PRISA will substantially strengthen its balance sheet, restoring the company to financial health", said Martin E. Franklin, Chairman of Liberty. "The capital infusion will allow PRISA to more aggressively pursue its growth strategies, including digital product enhancement, international expansion and greater synergies between its market-leading media assets. With listings in both the U.S. and Spain, PRISA will be a more diverse company, more international, and will have the new model of corporate governance necessary to face this new phase".

Nicolas Berggruen, Liberty's co-founder and member of the Board of Directors of PRISA, said, "I am delighted that Liberty shareholders have  shown so clearly their support. Martin and I look forward to helping PRISA execute its growth strategy and fulfil its considerable potential."

PRISA is the world's leading Spanish and Portuguese-language media group in the fields of education, information and entertainment, thanks to its multichannel offer of-top quality and high-demand products. Present in 22 countries, it reaches more than 50 million users through its global brands, like El País, 40 Principales, Santillana and Alfaguara. As a lead global player in general-interest news, both Pay TV and Free-to-View TV, spoken-word and music radio, education and publishing, it's one of the world's most profitable media groups with an extraordinarily wide range of assets.

This operation involved Violy & Co and Tegris Advisors LLC, as finacila consultants, and Cortés Abogados, Garrigues, Wachtell, Lipton, Rosen & Katz and Greemberg & Traurig Law, as legal advisors.

RELEVANT FACT

Promotora de Informaciones, SA (PRISA) announces the following relevant information, following the Relevant Fact of November 29, 2010 (registration number 133969 on Spanish Securities and Exchange Commission, CNMV) pursuant art. 82 of the Spanish Securities Exchange Act (“Ley del Mercado de Valores”).

In compliance with the condition in the signed refinancing agreement with its creditor banks, PRISA has made available to them the funds coming from the non-cash capital increase approved by the shareholders of the Company on November 27. Accordingly, the bridge loan of PRISA is extended until May 19, 2013.

Madrid, December 2, 2010.

Free translation from the original Hecho Relevante in Spanish language

RELEVANT FACT

Promotora de Informaciones, SA (PRISA) announces the following relevant information, pursuant to art. 82 of the Spanish Securities Exchange Act (“Ley del Mercado de Valores”).

In connection with the capital increase resolutions adopted by the Extraordinary Shareholders Meeting of PRISA, held on November 27th, 2010, (registration number 133939 on Spanish Securities and Exchange Commission, CNMV), it is noted that the CNMV has registered the Stock Sheet (“Nota de Valores”) on the admission to trading of 224,855,520 Class A shares, each of 10 cents of euro par value (registration number 49154) and 402,987,000 non-voting convertible class B shares, also of 10 cents par value each (registration number 49155) issued by compensation in kind, and the Stock Sheet (“Nota de Valores”) (registration number 9823) of a capital increase by issuance of 241,049,050 Class A shares, issued in exchange for a cash consideration with preemption rights implemented through warrants (the Warrants of PRISA).

The full text of the Prospectus (“Documento de Registro”), the Stock Sheet (“Nota de Valores”) of the capital increase in kind, and the Stock Sheet (“Nota de Valores”) of the cash capital increase is available at the registered office of the Company and on the Company website (www.prisa.es) and on the website of the Spanish Securities and Exchange Commission (www.cnmv.es).

Ordinary shares and convertible shares referred to in-kind capital increase will quote from December 3, 2010 in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) in the New York Stock Exchange, subject to the right of ADS holders to apply from December 3, 2010 to the Depositary of such ADS (Citibank NA) the direct delivery of the shares and their consequent trading on the Spanish Stock Exchanges.

PRISA Warrants will quote on the platform of the Spanish Stock Warrants no later than December 9, 2010.

Madrid, December 2, 2010.

Free translation from the original Hecho Relevante in Spanish language

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

December 2, 2010                                                       By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors